Balance Sheet

InfantTech

As of Dec 31, 2025

	Total
Assets	
Current Assets	
Bank Accounts	
1016 ICB Chking-9127(Manufaturing)	$777.05
1017 ICB CD	$125,000.00
1020 BSB Checking (424)	$2,085.42
1021 BSB Money Market (880)	$594.97
1030 BSB NEW Checking (4825)	$498.24
1330.1 Uncategorized Paypal Transactions for Review	-$218.47
Total for Bank Accounts	**$128,737.21**
Other Current Assets	
1210 Inventory Asset	$43,252.07
1211 Landed Costs	$0.00
1220 Prepaid expense	$0.00
1221 Prepaid PO	$98,248.00
1222 Loan Fees - Shopify	$3,207.81
1223 Prepaid Insurance	$0.00
1224 Prepaid Legal	$0.00
1225 Prepaid Interest	$0.00
1226 Loan Fees - SBA 7A	$11,072.52
1227 Loan Fees - Paypal	$0.00
Total for 1220 Prepaid expense	**$112,528.33**
1320 Amazon Clearing Account	
1320.1 Amazon Carried Balances	$0.00
1320.4 Amazon Reserved Balances	-$460.21
1320.5 Amazon Balances USD	$6,730.18
Total for 1320 Amazon Clearing Account	**$6,269.97**
1330 PayPal Clearing Account	$119.98
1330.3 Paypal Balance	$955.22
Total for 1330 PayPal Clearing Account	**$1,075.20**
1340 Shopify Clearing Accounts	
1340.1 Shopify Carried Balances	$0.00
1340.2 Shopify Clearing Account	$0.00
1340.3 Shopify Pending Balances	-$189.97
1340.4 Shopify_Installments (Affirm) Clearing Account	$0.00

Accrual Basis Friday, May 01, 2026 10:39 AM GMT-07:00

	Total
Total for 1340 Shopify Clearing Accounts	**-$189.97**
1360 Amazon Pay Clearing Account	$0.00
1370 1370 TikTok Clearing Account	$328.67
1380 Manual Payments Clearing	$849.93
1399 Balance Accounts	
1325 Shopify Payments Balance	$2,465.59
1390 Walmart (US) Payments Balance	-$500.43
Total for 1399 Balance Accounts	**$1,965.16**
Third Party Gateway Balance	$2,493.13
x107 Uncategorized Asset	$0.00
x109 Undeposited Funds	$0.00
Total for Other Current Assets	**$168,572.49**
Total for Current Assets	**$297,309.70**
Fixed Assets	
1500 Furniture and Equipment	$5,925.00
1500.1 Accum. Depr. - Furn. & Fixt.	-$5,925.00
Total for 1500 Furniture and Equipment	**$0.00**
1510 Automobile	$7,430.00
1510.1 Accum. Depr. - Automobile	-$7,430.00
Total for 1510 Automobile	**$0.00**
Total for Fixed Assets	**$0.00**
Other Assets	
1700 Trademarks/Patents	$54,720.00
1710 Accum. Amort. - Patents	-$32,744.00
1720 BreatheBuddy	$25,000.00
Total for Other Assets	**$46,976.00**
Total for Assets	**$344,285.70**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 Accounts Payable	$122,158.58
2350 Income Tax Payable	$0.00

	Total
Total for Accounts Payable	**$122,158.58**
Credit Cards	
2355 Capital One Sparks (6264)	$41,144.90
2356 Capital One Venture (5131)	$4,193.95
2357 Black Card (5158)	$3,679.37
2358 QuickSilver Capital One (8506 Lizette)	$493.00
Total for Credit Cards	**$49,511.22**
Other Current Liabilities	
2051 CalSavers Retirement	$0.00
2052 Insurance Payable	$0.00
2053 Accrued Interest Payable	$18,198.73
2160 ICB-LOC 5514	$113,412.14
2200 Due to InfantTech Care	$85.20
2300 Sales Tax Payable	-$270.08
2340 Loan Payable-Michael Debusk	$106,000.00
2341 Loan Payable - Jose Bazua	$0.00
2362 Loan Payable - Shopify Capital 2023	$0.00
2363 Loan Payable - OnDeck	$15,644.22
2364 SBA 7 A Loan - Celtic Bank	$140,052.08
2365 Loan Payable Shopify Capital 2024	$17,819.06
2366 PayPal Working Capital Loan	$23,730.57
2401 Warranty Service Payable	-$14.69
2402 Shopify Gift Card Liabilities	$641.77
2403 Amazon Seller Ecomm Tax Liability	$0.28
2404 Shopify Ecomm Tax Liability DO NOT USE	$240.99
2405 State Board of Equalization Payable	$0.00
x105 Sales Tax Payable	$0.00
Total for 2405 State Board of Equalization Payable	**$0.00**
2406 Short-term Business Loans	$66,350.49
x110 OOS Agency Payable	$0.00
Total for Other Current Liabilities	**$501,890.76**
Total for Current Liabilities	**$673,560.56**

Balance Sheet

InfantTech

As of Dec 31, 2025

	Total
Long-term Liabilities	
2501 Convertible Note - Sandra Ortiz	$20,000.00
2502 Convertible Note - Socorro & Ruben	$50,000.00
2503 Convertible Note - V Trust	$184,535.96
2550 Shareholder's Loan- LE	$163,203.29
2560 Shareholder's Loan- RLT	$28,625.00
2570 Loan Payable - SBA EIDL	$16,495.67
Total for Long-term Liabilities	**$462,859.92**
Total for Liabilities	**$1,136,420.48**
Equity	
3100 Common Stock	$974,238.96
3150 Preferred Stock	$0.00
3300 Opening Balance Equity	$0.00
3500 Capital Contributions / Capital Raise Funds	$3,534.50
3400 Start Engine Additional Paid in Capital	$11,637.52
3600 Startengine Raise Fee/Cost	-$350.00
Total for 3500 Capital Contributions / Capital Raise Funds	**$14,822.02**
3200 Retained Earnings	-$1,773,533.56
Net Income	-$7,662.20
Total for Equity	**-$792,134.78**
Total for Liabilities and Equity	**$344,285.70**